UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT TO ISSUE A 10 YEAR EUROBOND

SIGNATURES

Fiat announces plans to issue a 10 Year Eurobond

Fiat announced today that it intends to offer, subject to market conditions, a benchmark 10 year Eurobond. The final terms of the offering will be determined on the basis of market conditions at the time of pricing. The notes are to be issued by Fiat Finance North America, Inc., a wholly-owned subsidiary of Fiat S.p.A., under the Global Medium Term Note Programme updated on April 23, 2007 and will be guaranteed by Fiat S.p.A.  Fiat expects to make an application for the notes to be admitted to the Official List of the Irish Stock Exchange and traded on its regulated market.

The notes will only be offered and sold outside the United States to institutional investors that are non-U.S. persons under Regulation S and have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any other securities laws. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  Net proceeds of any offering are to be used for general corporate purposes, including the potential refinancing of the Fiat Group’s existing debt.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the notes, nor shall there be any sale of these notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. No action has been or will be taken to permit a public offering of the notes in any jurisdiction, including Italy.

Turin, Italy – June 5, 2007

This press release is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or any other jurisdiction, including Italy.  The securities of Fiat Finance North America, Inc. and those guaranteed by Fiat S.p.A.may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act")) unless registered under the Securities Act or pursuant to an exemption from such registration.  Such securities have not been, nor will be, registered under the Securities Act.  Any offer of securities will be made by means of a prospectus that will contain detailed information about Fiat Finance North America, Inc., and its management, as well as financial statements. Neither Fiat Finance North America, Inc. nor Fiat S.p.A. has any intention of making such a public offering of the notes in the United States.

The offering of the notes has not been cleared by the Commissione Nazionale per le Societá e la Borsa (CONSOB) and no application has been made to Bank of Italy, pursuant to Italian securities legislation. Accordingly, the Notes have not been and will not be offered, sold or delivered in Italy in a solicitation to the public (sollecitazione all'investimento), and the notes may only be offered, sold or delivered in Italy except  in compliance with applicable laws and regulations.

This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) at  persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (all such persons together being referred to as "relevant persons"). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

This press release contains forward-looking statements. These statements reflect current beliefs,  as well as assumptions made by, and information available to, the entities referred to in this press release. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in the general economic and competitive situation, particularly in Fiat's businesses and markets. In addition, future results and developments could be affected by the performance of financial markets, fluctuations in exchange rates and changes in national and supranational law. None of the companies referenced in this press release undertake any obligation to update forward-looking statements.

Stabilisation/FSA

Not for distribution in the United States

Fiat announces pricing of its offering of €1,000 million in 5.625% Senior Notes due June 2017

Following Fiat’s announcement earlier today of its launch of a ten year Eurobond, Fiat confirms that the offering will be of €1,000 million in principal amount of 5.625% Senior Notes with a maturity of June 2017, with an issue price of 99.232%. It is currently expected that the offering will close on 12 June 2007. The notes will be issued by Fiat Finance North America Inc., a wholly-owned subsidiary of Fiat S.p.A., under the €15 billion Global Medium Term Note Programme and will be guaranteed by Fiat S.p.A. The offering was significantly over-subscribed.
The notes are only being offered and sold outside the United States to institutional investors that are non-U.S. persons under Regulation S and have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any other securities laws. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Turin – Italy  June 5, 2007

This press release is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or any other jurisdiction, including Italy. The securities of Fiat Finance North America, Inc. and those guaranteed by Fiat S.p.A.may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act")) unless registered under the Securities Act or pursuant to an exemption from such registration. Such securities have not been, nor will be, registered under the Securities Act. Any public offering of securities in the United States will be made by means of a prospectus that will contain detailed information about Fiat Finance North America, Inc., and its management, as well as financial statements. Neither Fiat Finance North America, Inc. nor Fiat S.p.A. has any intention of making any such public offering of the notes in the United States or elsewhere.

The offering of the notes has not been cleared by the Commissione Nazionale per le Societá e la Borsa (CONSOB) and no application has been made to Bank of Italy, pursuant to Italian securities legislation. Accordingly, the Notes have not been and will not be offered, sold or delivered in Italy in a solicitation to the public (sollecitazione all'investimento), and the notes may only be offered, sold or delivered in Italy except  in compliance with applicable laws and regulations.

This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) at  persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (all such persons together being referred to as "relevant persons"). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

This press release contains forward-looking statements. These statements reflect current beliefs,  as well as assumptions made by, and information available to, the entities referred to in this press release. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in the general economic and competitive situation, particularly in Fiat's businesses and markets. In addition, future results and developments could be affected by the performance of financial markets, fluctuations in exchange rates and changes in national and supranational law. None of the companies referenced in this press release undertake any obligation to update forward-looking statements.

Stabilisation/FSA

Not for distribution in the United States

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 6, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney